Filed by Olive Ventures Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MDH Acquisition Corp.

Commission File No.: 001-39967

Date: December 30, 2021

Execution Version

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is dated as of December 30, 2021, by and among (i) MDH Acquisition Corp., a Delaware corporation (“MDH”), (ii) Paylink Holdings Inc., a Delaware corporation (“Blocker”), (iii) Normandy Holdco LLC, a Delaware limited liability company (“Blocker Owner”), (iv) Olive Ventures Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Blocker (“PubCo”), (v) Milestone Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Milestone Merger Sub”), (vi) MDH Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“MDH Merger Sub”), (vii) CF OMS LLC, a Delaware limited liability company (“CF OMS”), and (viii) OP Group Holdings, LLC, a Delaware limited liability company (the “Company”). Each of MDH, Blocker, Blocker Owner, PubCo, Milestone Merger Sub, MDH Merger Sub, CF OMS and the Company is also referred to herein as a “Party” and, collectively, as the “Parties.”

This Amendment is entered into by the Parties in accordance with Section 14.1 (Amendment and Waiver) of the Business Combination Agreement, dated as of July 21, 2021, by and among the Parties (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Business Combination Agreement.

Subject to and upon the terms and conditions set forth herein, the Business Combination Agreement is hereby amended effective from and after the date hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.              Section 13.1(c). Section 13.1(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c) by either the Company or MDH by written notice to the other if the consummation of the Transactions shall not have occurred on or before March 31, 2022 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 13.1(c) shall not be available to any Party then in material breach of its representations, warranties, covenants or agreements under this Agreement;”

2.             Amended Agreement. Each reference to “this Agreement,” “herein,” “hereto,” “hereof,” “hereunder” and words of similar import set forth in the Business Combination Agreement and each reference to the Business Combination Agreement in any other agreement, document or other instrument shall, in each case, refer to the Business Combination Agreement as modified by this Amendment. Except as specifically set forth in this Amendment, the Business Combination Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed.

3.          Conflict. The Parties agree and acknowledge that to the extent any terms, conditions or provisions of this Amendment are in any way inconsistent with or in conflict with any term, condition or provision of the Business Combination Agreement, this Amendment shall govern and control.

4.          General Provisions; Incorporation by Reference. Section 14.3 (Assignment), Section 14.4 (Severability), Section 14.7 (Governing Law; Waiver of Jury Trial; Jurisdiction), Section 14.10 (Counterparts; Electronic Delivery) and Section 14.12 (No Third-Party Beneficiaries) of the Business Combination Agreement are hereby incorporated by reference into this Amendment mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

MDH:

MDH ACQUISITION CORP.

By:	/s/ Beau Blair
Name: Beau Blair
Title: Chief Executive Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]

BLOCKER:

PAYLINK HOLDINGS INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: Chief Executive Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]

BLOCKER OWNER:

NORMANDY HOLDCO LLC

By:	/s/ John Shoemaker
Name: John Shoemaker
Title: Authorized Signatory

[Signature Page – Amendment No. 1 to Business Combination Agreement]

PUBCO:

OLIVE VENTURES HOLDINGS, INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: President and Chief Executive Officer

MILESTONE MERGER SUB:

MILESTONE MERGER SUB INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: President and Chief Executive Officer

MDH MERGER SUB

MDH MERGER SUB INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: President and Chief Executive Officer

COMPANY:

OP GROUP HOLDINGS, LLC

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: Chief Executive Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]

CF OMS:

CF OMS LLC

By:	/s/ William Covino
Name: William Covino
Title: Chief Financial Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]